PEARSON

07027700

RECEIVED

2007 NOV -1 P 2:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

26 October 2007

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

1 October	**Amazon.com, Penguin Group (USA) and Hewlett-Packard launch the first.....**
1 October	**Voting Right and Capital**
10 October	**BKFK and Pearson Foundation launch the "Digital Arts Challenge"**
10 October	**Pearson VUE signs exclusive contract with Federation of State Massage.....**
10 October	**Update to Pearson's online tool for building student writing and reading......**
11 October	**Penguin celebrates 20 years in India Thomas Friedman to deliver.....**
22 October	**Pearson nine-month trading update**
23 October	**Financial Times appoints Niall Ferguson Contributing Editor**
23 October	**Pearson VUE in deal for pharmacy board testing**
24 October	**eCollege boosts speed and memory**
25 October	**Financial Times makes a series of high level editorial appointments**
26 October	**New resources available to support teachers of English learners**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

p.p. Stephen Jones
Deputy Secretary

PROCESSED
NOV 0 6 2007
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Jlw 11/5

Amazon.com, Penguin Group (USA) and Hewlett-Packard Launch the First Amazon Breakthrough Novel Award

01 October 2007

Online retailer's inaugural international writing contest searches for the next great novel;

winning novel to be published by Penguin Group (USA)

SEATTLE, WA, NEW YORK, NY, and PALO ALTO, CA - October 1, 2007 - Amazon.com, Inc.·(NASDAQ:AMZN), Penguin Group (USA) (NYSE:PSO) and Hewlett-Packard (NYSE: HPQ) today announced the launch of the first Amazon Breakthrough Novel Award. Open to entrants in more than 20 countries including the United Kingdom, Canada, Germany and Japan, the Amazon Breakthrough Novel Award seeks to find the next great novel.

Beginning today through Nov. 5, authors with an unpublished English-language novel manuscript can learn about the contest and submit their work for consideration via CreateSpace at www.amazon.com/abna. CreateSpace, part of the Amazon.com group of companies, provides authors, filmmakers and musicians with on-demand self-publishing services and distribution on Amazon.com as well as other channels.

"The Amazon Breakthrough Novel Award is an opportunity for our customers to have an exciting, significant voice in the process of discovering a new novelist," said Russell Grandinetti, vice president of books for Amazon.com. "This contest is also an opportunity for us to give back to the author community by enabling all aspiring novelists who enter the contest to self-publish on CreateSpace at no cost."

The contest will be conducted over a six-month period, during which Amazon customers will have the opportunity to read, write about and rank their favorites. Building on Amazon's strong tradition of customer reviews, submissions will be reviewed first by Amazon.com Top Reviewers-individuals recognized for the high quality and frequency of their comments on Amazon.com. At subsequent stages, reviewers from *Publishers Weekly*, editors from Penguin Group (USA) and a panel of seasoned publishing professionals-a critic, agent, publisher and author-will help narrow the field of entries. In the final month, 10 finalists will be selected, and Amazon.com customers will then vote to choose the grand prize winner. The winner will be announced on April 7, 2008, and will receive a publishing contract with Penguin, which includes a $25,000 advance.

"Books connect people, change lives, inspire, inform and entertain," said Susan Petersen Kennedy, president, Penguin Group (USA). "We're delighted to be a part of a competition that brings writers and readers together. We're also very pleased to work with Amazon.com as well as Hewlett-Packard, both of whom share our commitment to bring this competition to everyone, everywhere."

"The Amazon Breakthrough Novel Award reflects the Print

2.0 momentum seen in the book world, where production platforms like the HP Indigo press help creative people say what they have to say through on-demand publishing," said Rich Raimondi, vice president and general manager, U.S. Graphic Arts Organization, Hewlett-Packard. "We are pleased to be working with Amazon.com and Penguin Group to provide an opportunity to a deserving author who otherwise might not have access to the broader publishing community."

In addition to a publishing contract with Penguin Group (USA), the winning author will receive an entertainment technology package from Hewlett-Packard that will include an HP 50-inch Plasma TV, Digital Entertainment Center, HP Pavilion Notebook, HP LaserJet All-in-One and HP PhotoSmart Digital camera.

Additionally, CreateSpace will offer to contest entrants free proof copies of their books via its self-publishing platform so authors can make their books available on-demand to a worldwide audience of tens of millions of customers on Amazon.com, CreateSpace.com and their own websites. CreateSpace offers online self-publishing without inventory or set-up fees. BookSurge, part of the Amazon.com group of companies, will also provide discounted publishing services to entrants, such as custom cover creation, formatting and editorial services.

For complete terms and conditions on the Amazon Breakthrough Novel Award as well as more information about the contest, please visit www.amazon.com/abna. For more information on the CreateSpace Print on Demand self-publishing service, please visit www.createspace.com. For more information on BookSurge publishing services, please visit www.booksurge.com.

About Penguin Group (USA)
Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Viking, G. P. Putnam's Sons, The Penguin Press, Riverhead Books, Dutton, Penguin Books, Berkley Books, Gotham Books, Portfolio, New American Library, Plume, Tarcher, Philomel, Grosset & Dunlap, Puffin, and Frederick Warne, among others. The Penguin Group (http://www.penguin.com) is part of Pearson plc, the international media company.

About Hewlett-Packard
HP focuses on simplifying technology experiences for all of its customers - from individual consumers to the largest businesses. With a portfolio that spans printing, personal computing, software, services and IT infrastructure, HP is among the world's largest IT companies, with revenue totaling $100.5 billion for the four fiscal quarters ended July 31, 2007. More information about HP (NYSE: HPQ) is available at www.hp.com.

About Amazon.com
Amazon.com, Inc., (NASQAQ: AMZN), a Fortune 500 company based in Seattle, opened on the World Wide Web in July 1995 and today offers Earth's Biggest Selection. Amazon.com, Inc. seeks to be Earth's most customer-

centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer its customers the lowest possible prices. Amazon.com and other sellers offer millions of unique, new, refurbished and used items in categories such as health and personal care, jewelry and watches, gourmet food, sports and outdoors, apparel and accessories, books, music, DVDs, electronics and office, toys and baby, and home and garden.

Amazon and its affiliates operate websites, including www.amazon.com, www.amazon.co.uk, www.amazon.de, www.amazon.co.jp, www.amazon.fr, www.amazon.ca, and the Joyo Amazon websites at www.joyo.cn and www.amazon.cn.

As used herein, "Amazon.com," "we," "our" and similar terms include Amazon.com, Inc., and its subsidiaries, unless the context indicates otherwise.

About CreateSpace
CreateSpace is a DBA of On-Demand Publishing LLC, a subsidiary of Amazon.com Inc. (NASDAQ AMZN). A leader in manufacture-on-demand services for independent creative content owners, CreateSpace was originally founded as CustomFlix Labs, Inc. in 2002 and acquired by Amazon.com Inc. in 2005. The company's mission is to profitably connect its members to a worldwide audience through multiple channels, including Amazon.com. CreateSpace provides inventory-free, physical distribution of books, CDs and DVDs on demand, and video downloads via Amazon Unbox.

About BookSurge
BookSurge, a DBA of On-Demand Publishing LLC, a subsidiary of Amazon.com, Inc., is a pioneer in print-on-demand services. BookSurge offers state-of-the-art Print on Demand services to the book publishing industry.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ significantly from management's expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to competition, management of growth, new products, services and technologies, potential fluctuations in operating results, international expansion, outcomes of legal proceedings and claims, fulfillment center optimization, seasonality, commercial agreements, acquisitions and strategic transactions, foreign exchange rates, system interruption, significant amount of indebtedness, inventory, government regulation and taxation, payments and fraud. More information about factors that potentially could affect Amazon.com's financial results is included in Amazon.com's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2006, and all subsequent filings.

Media Contacts:
Amazon Media Hotline

206-266-7180

Penguin Group (USA)
Marilyn Ducksworth / Stephanie Sorensen
212-366-2564 / 212-366-2576
marilyn.ducksworth@us.penguingroup.com /
stephanie.sorensen@us.penguingroup.com

Hewlett-Packard

Kristine Snyder
949-548-4995
kristine.snyder@hp.com

CreateSpace/BookSurge

Stacey Hurwitz
831-430-4026
Stacey@createspace.com

Voting Rights and Capital
01 October 2007

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Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

<u>Voting Rights and Capital</u>

As at close of business on 28 September 2007, the Company had 807,954,077 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (807,954,077) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

BKFK and Pearson Foundation Launch the "Digital Arts Challenge"

10 October 2007



Winner To Take Home $10,000

STAMFORD, CT - By Kids For Kids (BKFK) and the Pearson Foundation (LSE: PSON; NYSE: PSO) today announced the "Digital Arts Challenge," a nationwide digital arts competition created to recognize and reward exceptional young storytellers who make use of digital technologies.

Sponsored by The Pearson Foundation's Digital Arts Alliance, the Challenge gives teens the chance to share ideas using digital video and other new forms of digital expression. The winning contestant will receive a cash prize of $10,000 and will be hosted for a day by Pearson publishing businesses in New York City.

Young people who visit www.bkfk.com, the newly upgraded teen creativity website, are invited to submit personal stories that share their experiences as teenagers coming of age in the 21st century. All teens 19 years of age and under are eligible to participate, and are encouraged to submit digital and visual creations of all kinds. Entries must be submitted by Dec. 31 to www.bkfk.com.

The new BKFK.com makes digital arts creation easier by offering users powerful social networking tools to help ignite creativity and fuel teamwork. The website features a revolutionary new "Idea Locker" TM where teens can create and store their ideas digitally.

"Teens are natural storytellers, but aren't always able to find outlets through which they can express themselves," said Norman Goldstein, BKFK Founder and CEO. "With the help of the Pearson Foundation, we are able to offer the Digital Arts Challenge and the opportunity for teens to use the latest digital technologies to make their voices heard."

"Each year the Digital Arts Alliance makes it possible for more than 15,000 students and teachers to experience firsthand how the latest technologies are changing the ways young people can organize, present, and share information about issues that matter to them," said Mark Nieker, president, the Pearson Foundation.

In addition to the "Digital Arts Challenge," BKFK is launching three other competitions: "The Signature Style Challenge" seeks teen fashion designers, "The Sports Evolution Challenge" seeks new ideas for fitness and sporting goods, and "The Going Green Challenge" seeks eco-friendly product ideas to help the environment. BKFK will launch four invention competitions each quarter going forward with a total of $160,000 in prize money. Further information about all competitions can be found on www.bkfk.com,

About "Idea Locker™"

The Idea Locker™, powered by BKFK, is a private online space where teens can create, develop, store and share

their ideas. Partially adopting the social networking style now familiar to the target age group, users will be able to add friends, chat, share ideas and provide ratings and feedback on ideas that others have decided to share through their "Idea Locker™." This secure personal locker can hold as many ideas as the user can dream up. The Idea Locker™ also includes a mechanism for uploading files such as text, images, audio and video.

BKFK has refined its process over years of experience to accept ideas online in a safe and secure manner. The new Idea Locker™ employs a number of tactics to educate the users about Intellectual Property and protecting their rights while developing their innovations. Minors who wish to share their ideas must receive parental approval to do so. The Idea Locker™ then allows teens to adjust the levels of privacy on ideas in their locker to private, semi-private or public.

About By Kids For Kids Co.
By Kids For Kids Co., a closely held corporation based in Stamford, Conn., is the leading global marketing, branding and licensing company dedicated to making teens' ideas a reality. Having produced numerous successful invention competitions, BKFK is finely attuned to what teens want. Their mission is to inspire, motivate and stimulate the innovative spirit within all young people. In addition to providing free support and educational resources to the world's youth, BKFK provides entrepreneurial experiences for young inventors and supports the entire ideation through commercialization process. Learn more at www.bkfk.com.

About the Pearson Foundation
The Pearson Foundation extends Pearson's commitment to education by partnering with leading nonprofit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The Foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org.

Contacts:
BKFK
Lon Haber
(323) 620-1675
lon@lonhaber.com

Pearson Foundation
Rod Granger
(212) 641-6114
rod.granger@pearsonfoundation.org

Pearson VUE signs exclusive contract with Federation of State Massage Therapy Boards

10 October 2007

BLOOMINGTON, Minn., - Pearson VUE, the electronic certification and licensure testing business of Pearson, announced the signing of an exclusive contract with the Federation of State Massage Therapy Boards (FSMTB) to begin computer-based test delivery of its Massage and Bodywork Licensing Examination (MBLEx). The examination will be delivered throughout the Pearson VUE-owned and -operated network of more than 200 Pearson Professional Centers nationwide.

According to FSMTB Executive Director, Debra Persinger, Ph.D., "We are very excited to partner with Pearson VUE to bring exceptional testing services to the massage and bodywork field."

The FSMTB launched its beta exam in July 2007 and is launching the MBLEx in October 2007. The examination was developed by the FSMTB, on behalf of its member boards, and is the organization's first licensing program for the massage and bodywork field.

"We're pleased that the Federation of State Massage Therapy Boards chose Pearson VUE to launch its first licensing program," said Robert Whelan, president, Pearson VUE. "Pearson Professional Centers offer the highest level of security and customer service. We are confident FSMTB candidates will enjoy a high-quality, professional testing experience each and every time."

About Pearson VUE

Pearson VUE (www.pearsonvue.com) is the global leader in electronic testing services for academic admissions, certification and licensure programs. Pearson VUE offers exams through the world's largest network of test centers in 162 countries, providing testing services for information technology, regulatory and certification boards, academic, government and corporate clients. Its innovative technology offers the security and control required by academic, licensure and certification programs while its commitment to service provides customers with an unmatched testing experience. Pearson acquired Promissor, which is now a business of Pearson VUE, extending its leadership in the testing and certification industry.

Pearson VUE is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group.

Federation of State Massage Therapy Boards (FSMTB)

The mission of the Federation of State Massage Therapy Boards (FSMTB) is to support its Member Boards in their work to ensure that the practice of massage therapy is provided to the public in a safe and effective manner. In carrying out this mission, the Federation ensures the provision of a valid, reliable licensing examination to determine entry-level competence.

Further information

Pearson VUE
Mary Beth Mohn
+1-952-681-3000

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Update to Pearson's online tool for building student writing and reading comprehension skills unveiled

10 October 2007



WriteToLearn 4.0 Includes More Than 200 Passages From Scott Foresman "Reading Street," Enhanced Teacher Tools

BOULDER, Colo. - Today Pearson unveiled WriteToLearn™ 4.0, the newest update of its award-winning Web-based learning tool for developing writing and reading comprehension skills. This new release includes more than 200 reading passages from Pearson's popular Scott Foresman Reading Street, a reading program designed to help elementary teachers build readers through motivating and engaging literature, scientifically research-based instruction and reliable teaching tools. Other updates include enhanced teacher tools, such as increased support for managing class and student rosters. All schools and districts with current WriteToLearn subscriptions will receive the update free of charge.

With WriteToLearn, students practice essay writing and summarization skills, and their efforts are measured by Pearson's state-of-the-art Knowledge Analysis Technologies™ (KAT) engine, which automatically evaluates the meaning of text by examining whole passages. The KAT engine is a unique automated assessment technology that evaluates the meaning of text, not just grammatical correctness or spelling. Earlier this year, scores for each of six traits of writing - ideas, organization, conventions, sentence fluency, word choice and voice - were added to WriteToLearn, making it an even more powerful tool for building writing skills.

"Teachers and students are quickly discovering what the research behind the development of WriteToLearn demonstrates. When students practice writing and summarizing online in an engaging environment and receive immediate feedback, they show marked improvement in their writing and reading comprehension skills," said Lynn Streeter, president of the Knowledge Technologies group of Pearson. "With this latest update, we are offering teachers who use WriteToLearn with their students even more ways to use this Web-based learning tool to build literacy skills across the curriculum."

Earlier this year, WriteToLearn received a 2007 Distinguished Achievement Award from the Association of Educational Publishers (AEP), cited as the best "Curriculum: Reading and Language Instruction Web Site for Grades 6-8," and a 2007 Best Educational Software (BESSIE) Award from California's ComputED Learning Center for best language arts Web site in the "Upper Elementary" category.

More information about WriteToLearn is available at www.WriteToLearn.net.

About Pearson

Pearson is the global leader in educational publishing, assessment, information and services, helping people of all

ages to learn at their own pace, in their own way. For students preK-12, Pearson provides effective and innovative curriculum products in all available media, educational assessment and measurement for students and teachers, student information systems, and teacher professional development and certification programs. The company's respected brands include Summary Street, WriteToLearn™ Scott Foresman, Prentice Hall, AGS, PowerSchool, SuccessMaker, TeacherVision and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student. Pearson's other primary businesses include the Financial Times Group and the Penguin Group.

For more information, press only:
Lisa Wolfe, L. Wolfe Communications, 773-325-9935, lwolfe@lwolfe.com

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Penguin celebrates 20 years in India Thomas Friedman to deliver inaugural Penguin Lecture

11 October 2007

Delhi, London - Penguin Books India is proud to announce the Penguin Lecture series, the first of which will be delivered by Thomas Friedman, bestselling author of *The World is Flat*, in Delhi on 30th October 2007.

The annual Penguin Lecture Series is being launched as part of Penguin India's twentieth anniversary celebrations. The lecture series will feature some of the world's most respected leaders, thinkers and writers and build on Penguin India's commitment to bring the finest thinking in the world to Indian audiences. It is the first annual lecture to be organized by a publishing house in India and is set to become one of the most important cultural events on the calendar.

The inaugural Penguin Lecture will be delivered at the India Habitat Centre auditorium on 30 October 2007 by Pulitzer Prize winning author and journalist Thomas Friedman, whose book *The World is Flat* (published by Penguin in the UK and India) has been a phenomenal bestseller worldwide. The lecture, titled 'The World is Still Flat', will build on his bestselling book in which modern India plays an integral part. Nandan Nilekani, co-Chairman and co-founder of Infosys who features prominently in *The World is Flat*, will be providing the introductory remarks for Thomas Friedman's lecture.

Speaking on the inaugural Penguin Lecture, Thomas Friedman said: "I am honored to be delivering the first Penguin India lecture. *The World is Flat* was born in India, on a couch at Infosys outside the office of CEO Nandan Nelikani. We were sitting there talking about outsourcing when the spark for the book was struck. It is only appropriate that I return to India and have Nandan introduce me and that I give this lecture on my latest thinking about the flat world."

Commenting on the new initiative, Mike Bryan, CEO of Penguin India, said:" The

annual Penguin Lecture is a wonderful new initiative we've undertaken to bring great writers and thinkers face to face with audiences here. India has seen an amazing transformation over the last 20 years and Penguin India's publishing has reflected the full range and extent of that change, as we've published fiction and non-fiction for the various different kinds of readership that have emerged in the country. Thomas Friedman's remarkable book encapsulates the new India brilliantly, and it will indeed be a privilege to have him deliver the inaugural lecture in our annual lecture series."

Penguin India, which began publication with seven books in 1987, is celebrating its 20th anniversary this year with a series of events, publishing initiatives, and promotional activities. Now Asia's largest English language publisher, Penguin India publishes over 200 new titles every year and has an active backlist of over 2,000 titles. Virtually every leading fiction and non-fiction writer who is from India or

writes on India publishes with Penguin. For more information go to: www.penguinbooksindia.com

For further information:

For more information on the Penguin Lecture series and on Penguin India's 20th anniversary celebrations, please contact Hemali Sodhi at 011 26494401 or at hemali.sodhi@in.penguingroup.com.

Pearson nine-month trading update

22 October 2007



Underlying sales up 6% and operating profits up 20%

Full-year guidance raised in education

Pearson, the international education and information company, is today providing an update on trading in the first nine months of 2007.

Pearson traded strongly through the third quarter, building on a good first half. For the first nine months, underlying sales are 6% higher and operating profits 20% higher than in the same period last year. Headline sales are up 4% and operating profits up 17%. (Headline results include the impact of acquisitions and currency movements).

The fourth quarter is an important selling season in higher education and consumer publishing, but at this stage all our businesses are trading in line with, or ahead of, our previous guidance. For the full year, we remain on course to achieve strong underlying growth on our key financial measures: earnings, cash generation and return on invested capital.

Marjorie Scardino, chief executive, said: "We still have a lot of trading ahead of us, but every part of the company is doing well. We're benefiting from rapid take-up of our learning technologies; sustained increases in our audience and advertising at the FT; and bestselling publishing combined with operating efficiency at Penguin. This increases our confidence that 2007 will be another year of record profits for Pearson."

Highlights for the first nine months of 2007

- **Pearson Education** underlying sales up 7% with good growth in all parts:

  Our **School** business, with sales up 7%, continues to benefit from sustained investment in content and technology and breadth in publishing, testing and services. We have once again gained share in US School publishing and testing and achieved good growth outside the US. Following a strong summer, we now expect full-year sales growth around the top end of the 4-6% range and further margin improvement, even after reorganisation costs.

  Our **Higher Education** business has also performed strongly through the start of the academic year. Sales are up 5%, with rapid growth in subjects where we offer our online teaching and assessment programmes (established services such as MyMathLab, MyEconLab and Mastering Physics as well as new programmes in Spanish, nursing and information technology). More than 1.3 million US College students registered for our online learning programmes in the August and September back-to-school period, a 44% increase on the same period last year. We now expect our worldwide Higher Education business to achieve full year sales growth around the top end of the 3-5% range with stable

margins.

Our **Professional** education business continues to show strong growth. Sales are up 12% in the first nine months, and we now expect full-year sales growth of 8-10% (against our previous guidance of 5-7%) with further margin improvement. We continue to have strong demand for our professional certifications including the Graduate Management Admissions Test, the NCLEX Nurses examination and the DSA/DVTA driving theory test, as well as growth in our range of state tests. Our technology publishing imprints are also growing again, and we have continuing momentum from our business imprints, including Wharton School Publishing and FT Press.

- In **FT Publishing**, sales are up 8% overall, with increasing content revenues as both the *Financial Times* and FT.com have continued to build their audiences through the recent volatility in global financial markets. Our advertising revenues have remained resilient through this volatility with FT Publishing advertising revenues up 9% in the first nine months (up from 7% growth in the first six months of the year). We continue to expect FT Publishing to achieve double digit margins in 2007. As previously announced, **IDC** will be reporting Q3 results on 25th October.
- **Penguin** sales are up 2% with a strong publishing performance from both new and established authors including Alan Greenspan *(The Age of Turbulence)*, Khaled Hosseini *(A Thousand Splendid Suns)*, Jamie Oliver *(Jamie at Home)* and Elizabeth Gilbert *(Eat, Pray, Love)*. For the full year we continue to expect Penguin to improve margins further, as our publishing investment and efficiency programmes bear fruit.

Acquisitions and disposals

We completed the acquisition of eCollege on 31 July 2007 and of Harcourt's education businesses in the UK and South Africa during the third quarter. We expect to complete the acquisition of Harcourt's US educational assessment business around the end of this year, subject to regulatory approval. We intend to hold an investor seminar on eCollege and Harcourt Assessment & International early in 2008, following completion of the Harcourt transaction. We remain in exclusive negotiations with LVMH over its proposed acquisition of Groupe Les Echos.

Note: All growth rates are stated on an underlying basis from continuing operations, excluding the impact of currency movements and portfolio changes, unless otherwise stated.

Pearson generates around two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2006 was £1:$1.84) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first nine months of 2007 was £1:1.99 (compared to £1:$1.82 in the first nine months of 2006) and the closing rate at the end of September was £1:$2.01).

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 207 010 2310

Financial Times appoints Niall Ferguson Contributing Editor

23 October 2007



LONDON: The Financial Times today announced that Niall Ferguson, one of the world's leading historians, will join the FT as a contributing editor. Reporting to Lionel Barber, editor of the Financial Times, Ferguson will offer a lively, proactive blog on FT.com around international finance, drawing on his extensive knowledge of both current and historical events. He will also provide essays and reviews for FT Weekend and contribute to the FT's op-ed page.

As Laurence A. Tisch Professor at Harvard University and William Ziegler Professor of Business Administration at Harvard Business School, Ferguson is an internationally acclaimed authority on the history of finance and international relations. Among his numerous publications are the award-winning 'The World's Banker: The History of the House of Rothschild' (1998) and the best-selling 'Empire: How Britain Made the Modern World' (2003). Other books include 'The Pity of War' (1998), 'The Cash Nexus' (2001), 'Colossus' (2004) and 'The War of the World' (2006).

Lionel Barber, editor of the Financial Times, said: "I am delighted to welcome Niall as a contributing editor. He is a hugely respected commentator on finance and foreign affairs who possesses a rapier-like wit and a cutting-edge intellect. Niall will further strengthen our stable of commentators."

Niall Ferguson said: "I'm hugely excited at the prospect of writing regularly for the Financial Times and FT.com. There's now no question that the FT is the world's quality newspaper, offering by far the most knowledgeable reporting on both economics and politics. Other papers are either national or local. Only the Financial Times is global."

A prolific commentator on contemporary economics and politics, Niall

Ferguson has also written presented three major television series on Channel 4. In 2004 'Time' magazine named him as one of the world's hundred most influential people. More details about him and his work can

be found at www.niallferguson.org.

For further information please contact:
Emma Gilpin Jacobs
Global Communications Director
T: +44 (0) 20 7873 4447
E: emma.gilpin-jacobs@ft.com
Jo Crosby
Communications Manager
T: +44 (0) 20 7873 3811
E: jo.crosby@ft.com

Notes to Editors:
About the Financial Times

The Financial Times Group, one of the world's leading

business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 441,219 (ABC figures, September 2007) and a readership of more than 1.3 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.35 million unique monthly users generating 43 million page views (ABC electronic figures, March 2007). FT.com has 101,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international education and information company.

Pearson VUE in deal for pharmacy board testing

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23 October 2007

Pearson VUE Signs Exclusive Agreement with National Association of Boards of Pharmacy® for Test Delivery

BLOOMINGTON, Minn. - Pearson VUE, the electronic certification and licensure testing business of Pearson, today announced it signed an agreement with the National Association of Boards of Pharmacy® (NABP®) to be the exclusive test delivery provider of computer-based NABP licensure examinations: the North American Pharmacist Licensure Examination™ (NAPLEX®) and the Multistate Pharmacy Jurisprudence Examination® (MPJE®). NABP's examinations will transition to Pearson VUE in 2008. These exams will be delivered throughout the secure Pearson VUE-owned and -operated network of Pearson Professional Centers in the United States and its territories.

The National Association of Boards of Pharmacy assists its member boards and jurisdictions in developing, implementing, and enforcing uniform standards for the purpose of protecting the public health. All state boards of pharmacy in the United States, District of Columbia, Guam, Puerto Rico and the Virgin Islands utilize NABP's NAPLEX examination as one component to assess the competence of candidates seeking pharmacist licensure. Participating jurisdictions also use the MPJE, a combination of federal and state-specific law questions, as their state law examination, which is one of several factors used in determining a candidate's eligibility for licensure as a pharmacist.

"Pearson VUE has a record of solid customer service combined with a secure and consistent test center network to efficiently deliver and safeguard examinations such as the NAPLEX and MPJE," says NABP President Oren M. Peacock, Jr.

"Pearson VUE is committed to providing excellent customer service on behalf of the NABP examination programs," said Robert Whelan, president of Pearson VUE. "Testing programs continue to switch to Pearson VUE because we deliver on our promises to provide solid performance, outstanding service and reliable exam delivery. We look forward to providing a professional testing environment for NABP exam candidates."

About Pearson VUE

Pearson VUE (www.pearsonvue.com) is the global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery to data management. Pearson VUE offers exams through the world's largest network of test centers in 162 countries, providing testing services for information technology, academic, government and professional clients. Pearson VUE acquired the former Promissor in 2006, thereby extending its leadership in the certification market. The company's innovative technology offers the highest levels of security and program control, while its commitment to service provides clients and individual test

takers with an unmatched testing experience.

Pearson VUE is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose businesses include the Financial Times Group, Pearson Education and the Penguin Group.

Further information

Pearson VUE
Stephanie Dille
Phone +1-952-681-3000

eCollege boosts speed and memory

24 October 2007

eCollege Users to Realize Even Greater Performance, Reliability

System Upgrades Mean More Efficient Online Learning for Students, Institutions

DENVER-eCollege, the nation's leading provider of comprehensive eLearning technology and services to the education industry, today announced upgrades to its online learning system designed to increase efficiency and provide eCollege users with even greater performance and reliability.

eCollege worked closely with Microsoft to deploy the powerful Microsoft SQL Server 2005 database infrastructure.

"eCollege runs one of the largest databases in the world, and our customers deserve and expect the highest level of comprehensive services," said eCollege President Matthew Schnittman. "This upgrade to the SQL Server 2005 will result in an even more robust system to support student retention and program success."

Based on internal eCollege testing, the upgrade to Microsoft SQL Server 2005 will result in:

- 130% increase in available database production server memory, providing users with highly reliable database transactions.
- 30% increase in database infrastructure capacity, adding to the scalability of the institution's learning systems.
- 20% increase in overall database system performance, furthering eCollege's commitment to providing a seamless user experience.

To launch this upgrade, eCollege underwent a comprehensive testing and migration analysis and worked closely with on-site Microsoft resources to ensure a successful deployment. As a Microsoft Gold Certified Partner, eCollege has a long-established relationship that allowed the company to leverage Microsoft's expertise to deploy the most beneficial system possible.

eCollege customers can expect to experience immediate benefits in three areas: performance, reliability and scalability. System performance will increase to higher speeds so students can more efficiently move through their courses, through the use of advanced query optimization technology. System reliability will increase to enable more availability options, especially during peak times, through the use of a highly redundant server cluster configuration within SQL Server 2005. And system scalability will increase through the use of more efficient servers that will allow the system to handle more users and activity as institutions continue to grow their online learning programs.

"It's imperative that eCollege users enjoy the highest quality experience no matter when and where they access

their online course," said Kim Sanders, senior director of SQL Server marketing at Microsoft. "By upgrading to SQL Server 2005, eCollege helps their customers continue to experience the level of performance, reliability and scalability they have come to expect."

About eCollege
eCollege, a Pearson company (LSE: PSON, NYSE: PSO), is a leading provider of value-added information services to the postsecondary and K-12 education industries. The company provides a comprehensive, on-demand eLearning solution that supports some of the most successful, fully online degree, certificate/diploma and professional development programs in the country. eCollege was founded in 1996 and is headquartered in Denver. In 2007, eCollege was acquired by Pearson Education, the global leader in educational publishing. Pearson Education is part of Pearson, the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group. For more information, visit www.ecollege.com or www.pearson.com.

Contact
Susan Aspey
724-222-0531 or 347-421-2473
Susan.aspey@pearson.com

Financial Times makes a series of high level editorial appointments

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25 October 2007

LONDON: The Financial Times today announced a series of high level editorial appointments, based in both London and New York. Henny Sender, Sylvia Pfeifer and Justin Baer have joined the Financial Times as writers. Niall Ferguson and Tunku Varadarajan have been appointed contributing editors.

Henny Sender: Sender has been appointed international financial correspondent. Sender joins the Financial Times from The Wall Street Journal where she was a senior special writer for the Money & Investing section and covered private equity and hedge funds. Previous to her role at The Wall Street Journal, Sender worked in Hong Kong where she covered regional finance for the Asian Wall Street Journal and the Far Eastern Economic Review. Sender will be based in New York.

Tunku Varadarajan: Varadarajan will be a contributing editor for the Financial Times, writing book reviews and essays primarily for FT Weekend. Varadarajan was previously an assistant managing editor of the Wall Street Journal. He is a former op-ed editor at the WSJ, as well as chief TV and media critic. Varadarajan was an Oxford law professor before moving into journalism. He is currently a professor at NYU's Stern School and a research fellow at Stanford's Hoover Institution.

Sylvia Pfeifer: Pfeifer joins the Financial Times as defence industries correspondent, covering aerospace, defence and related sectors, whilst focusing on British companies including British Airways and Rolls Royce and also major defence contractors oversees. Pfeifer has worked at the Sunday Telegraph since 2003 where she covered Telecomms and Aerospace/Defence before moving to report on Pharmaceuticals and Chemicals. Pfeiffer will be based at the FT's headquarters in London.

Justin Baer: Baer has been appointed US Business Reporter. Baer joins the Financial Times from Bloomberg News, where he covered the mergers and acquisitions beat. Baer is based in New York.

Niall Ferguson: Ferguson will join the Financial Times as contributing editor. Ferguson said: "I'm hugely excited at the prospect of writing regularly for the Financial Times and FT.com. There's now no question that the FT is the world's quality newspaper, offering by far the most knowledgeable reporting on both economics and politics. Other papers are either national or local. Only the FT is global."

FT.com: The FT has also announced that Clive Crook, John Gapper and Tim Harford will all launch new blogs on FT.com, further enhancing the FT's online offerings. Willem Buiter's popular 'Maverecon' blog will also be moving to FT.com shortly. Further information about blogs on FT.com can be found at: http://www.ft.com/comment/blogs.

Lionel Barber, editor of the Financial Times, said: "I am

delighted to welcome this wealth of talent to the Financial Times and FT.com. Each of these writers will bring new perspective and insight, further enhancing the quality and depth of our already award winning editorial coverage."

For further information please contact:
Emma Gilpin Jacobs
Global Communications Director
T: +44 (0) 20 7873 4447
E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
T: +44 (0) 20 7873 3811
E: jo.crosby@ft.com

Notes to Editors:
About the Financial Times
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 441,219 (ABC figures, September 2007) and a readership of more than 1.3 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.35 million unique monthly users generating 43 million page views (ABC electronic figures, March 2007). FT.com has 101,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With

regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.

7. The Financial Times Group also has a stake in a number of joint ventures, including;
   - FTSE International, a joint venture with the London Stock Exchange.
   - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
   - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
   - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
   - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international education and information company.

New resources available to support teachers of English learners

26 October 2007

Pearson's popular Sheltered Instruction Observation Protocol (SIOP) Model continues to break new ground for how English learners are taught

BOSTON - Based upon the groundbreaking success of its popular system to support teachers of students learning English, Pearson announces the Sheltered Instruction Observation Protocol (SIOP) Model series-a series of resources designed to further enhance the learning experience for English learners and their teachers.

The Sheltered Instruction Observation Protocol (SIOP) Model Series is based upon the SIOP Model, a scientifically-based, research-driven approach to teaching English learners that uses sheltered instruction, a practical approach to teaching subjects such as math, science or social studies in a way that makes the concepts easier to understand, while at the same time strengthening a student's academic English language development. The SIOP Model is currently used by more than 350,000 educators across the nation, as well as in several countries.

The new SIOP Model Series includes a revised edition of the groundbreaking textbook plus two additional resources for teachers, staff developers and administrators. A fourth resource is expected to be published in January 2008.

The SIOP series is co-authored by Drs. Jana Echevarria, MaryEllen Vogt and Deborah J. Short. The authors present guidance and best practices to sheltered instruction based on new empirical studies and over two decades of classroom-based research and experiences of highly competent teachers.

The newest edition of *Making Content Comprehensible for English Learners: The SIOP Model, 3/E* now includes a new, user-friendly format of the SIOP protocol and background sections which reflect the latest research and best practices. The new edition also includes an expanded section that provides practical guidelines to help teachers develop effective language and content objectives and an informative CD-ROM with video clips, author interviews and resources such as lesson plan formats that teachers can reproduce for their own classes.

To support administrators as well as teachers, also available are: *Implementing the SIOP Model through Effective Professional Development and Coaching* (0-205-53333-7) and *99 Ideas and Activities for Teaching English Learners with The SIOP Model* (0-205-52106-1). The fourth resource, *The SIOP Model for Administrators*, is expected to be published in January 2008.

"This series of books is a direct response to questions and requests for additional resources that we have received in our work with teachers and administrators across the county," the authors said. With these books, we hope to

further improve the quality of instructional services provided to English learners."

Educators also have the option of attending Pearson's SIOP Institutes to learn best practices and implementation techniques of the SIOP Model for their school or district. More information about the SIOP institute is available at www.siopinstitute.net.

The books are available for purchase online at www.allynbaconmerrill.com.

About Pearson
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing research-based print and digital programs to help students of all ages learn at their own pace, in their own way. The company is home to such renowned publishing brands as Prentice Hall, Addison Wesley, Longman, Allyn & Bacon, Benjamin Cummings, Custom Publishing and others. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

CONTACT:
Susan Aspey
Pearson
724-222-0531 or 347-421-2473
Susan.aspey@pearson.com

EDITOR'S NOTE:
Jana Echevarria, Ph.D., is Professor Emeritus of Education at California State University, Long Beach. Her professional experience includes elementary and secondary teaching in special education, ESL and bilingual programs. She has lived in Taiwan and Mexico where she taught ESL and second language acquisition at the university level, as well as in Spain where she conducted research on instructional programs for immigrant students. After receiving a Masters Degree in Bilingual Special Education from California State University, Long Beach, she received her Ph.D. from UCLA and was one of the recipients of the National Association for Bilingual Education's Outstanding Dissertations Competition. Over the past 20 years, Dr. Echevarria has provided professional development throughout the U.S. and abroad. Her research and publications focus on effective instruction for English learners, including those with learning disabilities. In 2005, she was selected as her university's Outstanding Professor.

MaryEllen Vogt, Ed.D., is Professor Emeritus of Literacy Education at California State University, Long Beach. A classroom teacher, reading specialist, and special education teacher for 15 years, Dr. Vogt served as President of the California Reading Association and President of the International Reading Association. She received her Masters in Reading from California State University, Stanislaus, and her Ed.D. in Language and Literacy from the University of California, Berkeley. She has co-authored seven books and has published numerous articles and chapters in professional texts. Dr. Vogt has

been inducted into the California Reading Hall of Fame and received her university's Distinguished Faculty Teaching Award. She has provided professional development for school districts and reading associations throughout the country, as well as in Argentina, Canada, China, Estonia, Hungary, the Philippines, Puerto Rico and Scotland.

Deborah J. Short, Ph.D., is Director of Academic Language Research & Training and a senior research associate at the Center for Applied Linguistics in Washington, D.C. She has worked as a teacher, trainer, researcher and curriculum/materials developer in the area of K-12 language minority and immigrant education for 20 years. At CAL, she has conducted school-based research on instruction and program designs for English language learners in elementary and secondary schools. She also has provided professional development to language and content teachers in over 50 school districts around the U.S. and abroad. She develops instructional materials for students and has authored or co-authored numerous books, reports, and other publications. She recently chaired a national panel on adolescent ELL literacy. She taught English as a second or foreign language in New York, California, Virginia, and the Democratic Republic of Congo.

All of the authors are available for interviews.

END